The Prudential Home Mortgage Company, Inc.
7470 New Technology Way
Frederick, Maryland  21701



As of and for the year ended December 31, 1995, Prudential Home Mortgage Company, Inc. had complied in all material respects with the minimum servicing standards set forth in the Mortgage Bankers Association of America's Uniform Single Attestation Program for Mortgage Bankers with respect to its mortgage servicing operations. As of and for the same period, Prudential HomeMortgage Company, Inc., had in effect a fidelity bond and errors and omissions policy in the amount of $178 Million.


/s/MARVIN I. MOSKOWITZ
Marvin I. Moskowitz
Chief Executive Officer and Director


/s/JERRY HALBROOK
Jerry Halbrook
Executive Vice President, Controller & Treasurer


/s/BRIAN BARTLETT
Brian Bartlett
Vice President